Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 15, 2014

TO THE PROSPECTUS DATED APRIL 29, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2014 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 5, dated July 29, 2014 and Supplement No. 6, dated August 15, 2014. Terms used and not otherwise defined in this Supplement No. 7 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

  the status of our public offerings; and
  our potential acquisition of a hotel property located in Austin, Texas.

Status of Our Public Offerings

On October 12, 2012, we commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock. As of September 11, 2014, we had accepted investors’ subscriptions for, and issued, 5,951,970 shares of our common stock in our follow-on offering, including 122,402 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $58,295,680. As of September 11, 2014, we had accepted investors’ subscriptions for, and issued, 7,078,223 shares of our common stock in our initial public offering and follow-on offering, including 151,984 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $69,262,393.

Our board of directors has elected to extend our follow-on public offering of shares of our common stock, in accordance with the terms established in our prospectus. Our follow-on public offering, which was scheduled to terminate on October 12, 2014, has been extended for up to an additional year. However, we currently expect to terminate our follow-on public offering on January 31, 2015.

Potential Property Acquisition

On September 8, 2014, we entered into an Agreement for Sale and Purchase of Hotel, or the purchase agreement, for the acquisition of a hotel property located in Austin, Texas, commonly known as the Hilton Garden Inn Northwest Arboretum, or the Hilton Garden Inn, from an unaffiliated third party seller for an aggregate purchase price of $29,250,000, excluding acquisition costs and subject to adjustments and prorations as contemplated by the purchase agreement. We intend to finance the acquisition of the Hilton Garden Inn with proceeds from our ongoing public offering and mortgage indebtedness secured by the Hilton Garden Inn.

The Hilton Garden Inn is a five-story, 138-room hotel located in Austin's Northwest/Arboretum corridor just off US 183. Built in 2002, the Hilton Garden Inn has been recently enhanced by a comprehensive multi-year capital program renovation. The hotel’s location along US 183, North Austin's major thoroughfare, places it within a five-mile radius of over 21 million square feet of office space, which is home to tenants such as Apple and Xerox Corporation, and The Domain, one of Austin's largest mixed-use developments. In addition, numerous medical facilities are located south of the hotel, including the 332-bed St. David's North Austin Medical Center, the adjacent St. David's Women's Center of Texas, and Northwest Surgery Center.

The acquisition of the Hilton Garden Inn is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Hilton Garden Inn; (2) our ability to obtain financing for the acquisition of the Hilton Garden Inn; and (3) the absence of a material adverse change to the Hilton Garden Inn prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Hilton Garden Inn on the terms described above or at all.